Filed Pursuant to Rule 433
Registration No. 333-180488

BANK OF AMERICA CORPORATION

PREFERRED STOCK, SERIES U

$1,000,000,000

1,000,000 Depositary Shares, Each Representing a 1/25th Interest in a Share of Bank of America Corporation Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series U

FINAL TERM SHEET

Dated May 21, 2013

Issuer:	Bank of America Corporation

Security:	Depositary Shares, each representing a 1/25th interest in a share of Bank of America Corporation Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series U

Expected Ratings:	B1 (Moody’s) / BB+ (S&P) / BB (Fitch)

Size:	$1,000,000,000 ($1,000 per Depositary Share)

Public Offering Price:	$1,000 per Depositary Share

Maturity:	Perpetual

Trade Date:	May 21, 2013

Settlement Date:	May 29, 2013 (T+5)

Dividend Rate (Non-Cumulative):	From May 29, 2013 to, but excluding, June 1, 2023, 5.200% and from and including June 1, 2023, Three-Month LIBOR plus 313.5 basis points

Dividend Payment Dates:

Beginning December 1, 2013, each June 1 and

December 1 through June 1, 2023, subject to

following business day convention (unadjusted)

and thereafter each March 1, June 1, September 1,

and December 1 in accordance with the modified

following business day convention

Day Count:	From May 29, 2013 to, but excluding, June 1, 2023, 30/360 and thereafter Actual/360

Business Days:	From May 29, 2013, to but excluding, June 1, 2023, New York/Charlotte and thereafter New York/ Charlotte/London

Optional Redemption:

Anytime on or after June 1, 2023 and earlier upon

certain events involving a capital treatment event as

described and subject to limitations in the prospectus

supplement dated May 21, 2013 (the “Prospectus

Supplement”)

Sole Book-Runner:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Conflict of Interest:

Merrill Lynch, Pierce, Fenner & Smith Incorporated

is our affiliate. As such, Merrill Lynch, Pierce, Fenner

& Smith Incorporated has a “conflict of interest” in this

offering within the meaning of FINRA Rule 5121.

Consequently, the offering is being conducted in

compliance with the provisions of Rule 5121. FINRA

Rule 5121 requires that a “qualified independent

underwriter” participate in the preparation of the

Prospectus Supplement and exercise the usual

standards of due diligence with respect thereto.

UBS Securities LLC, the qualified independent

underwriter, or QIU, will not receive any

additional fees for serving as a QIU in connection

with this offering. The Issuer will indemnify the

QIU against liabilities incurred in connection

with acting as such, including liabilities under

the Securities Act.

Merrill Lynch, Pierce, Fenner & Smith

Incorporated is not permitted to sell depositary

shares in this offering to an account over

which it exercises discretionary authority

without the prior specific written approval of the

account holder. As a result, to the extent required

under applicable regulations, before entering into

any contract with, or for, a customer for the purchase

or sale of such security, Merrill Lynch, Pierce,

Fenner & Smith Incorporated will disclose to such

customer the existence of such control, and if such

disclosure is not made in writing, it will be

supplemented by the giving or sending of written

disclosure at or before the completion of the

transaction.

Senior Co- Managers:	UBS Securities LLC Barclays Capital Inc. Citigroup Global Markets Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC Lloyds Securities Inc. RBS Securities Inc. Wells Fargo Securities, LLC

Co-Managers:

Banca IMI S.p.A.

BB&T Capital Markets, a division of

BB&T Securities, LLC

Capital One Southcoast, Inc.

CIBC World Markets Corp.

Jefferies & Company, Inc.

Mizuho Securities USA Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Standard Chartered Bank

Swedbank AB (publ)

Junior Co-Managers:	Apto Partners, LLC Castle Oak Securities, L.P. Drexel Hamilton, LLC Muriel Siebert & Co., Inc. Samuel A. Ramirez & Co., Inc. The Williams Capital Group, L.P.

CUSIP/ISIN for the Depositary Shares:	060505ED2 / US060505ED212

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a pricing supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@baml.com.